SCYTHIAN BIOSCIENCES CORP. ANNOUNCES LETTER
OF INTENT TO ACQUIRE ARGENTINA-BASED ABP S.A.

Scythian takes first step into the global cannabis markets, expanding its business model and complimenting its R&D programs

TORONTO, ON – March 12, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that it has entered into a non-binding letter of intent dated March 11, 2018 (the “Letter of Intent”) with MMJ International Investments Inc. (“MMJ”) to acquire MMJ, a company pursuing medical cannabis opportunities in South America (the “Proposed Acquisition”). MMJ is the owner of an Argentina-based corporation, ABP S.A. (“ABP”). ABP is a pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical products and derivatives in Argentina.

“Scythian is expanding its reach into Argentina under the auspices of one of the nation’s leading importers and distributors of pharmaceuticals,” said Vic Neufeld, a director of Scythian and current CEO of global cannabis leader Aphria Inc. (“Aphria”). “This is an exciting opportunity for Scythian as it continues to evaluate a number of other strategic initiatives intended to grow the Company’s business.”

The Proposed Acquisition complements Scythian’s existing cannabinoid-based drug development program and aligns with the Company’s long-term strategy to enhance the medical applications of cannabis. It will give Scythian access to Argentina’s network of hospitals, doctors, retail pharmacies, private health providers and public health system and will advance the Company’s objective to provide patients with access to safe, pharmaceutical-grade medical cannabis.

Scythian also announces that Gary Leong, Aphria’s Chief Science Officer, will provide scientific consulting services for the Company’s ongoing international research projects, focusing on countries that are advancing in-country cannabis research with an objective of commercializing medical cannabis.

The Letter of Intent provides that Scythian and MMJ will negotiate and enter into a binding definitive agreement relating to the Proposed Acquisition on or before March 31, 2018 (the “Definitive Agreement”).

The Proposed Acquisition is subject to regulatory approval by the TSX Venture Exchange (“TSXV”).

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioural neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

For more information, visit www.scythianbio.com

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For U.S. media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risks that the parties may not proceed with the Letter of Intent and the Proposed Acquisition; that the ultimate terms of the Letter of Intent and the Proposed Acquisition will differ from those that are currently contemplated, and that the Letter of Intent and the Proposed Acquisition will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from the TSXV). The terms and conditions of the Definitive Agreement and the Proposed Acquisition may change based on the Company’s due diligence. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.